UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d)
of the Securities Exchange Act of 1934

Commission File No. 1-5735

PROVIDENT COMMUNITY BANCSHARES, INC.
 (Exact name of registrant as specified in its charter)

2700 Celanese Road, Rock Hill, South Carolina 29732
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X] (1)
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

(1)
The registrant is relying on Section 12(g)(4) of the Securities Exchange Act of 1934, as amended by Section 601 of the Jumpstart Our Business Startups Act, to terminate its duty to file reports with respect to its common stock under Section 12(g) of the Exchange Act.

Approximate number of holders of record as of the certification or notice date:  652

Pursuant to the requirements of the Securities Exchange Act of 1934, Provident Community Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 23, 2013	By:	/s/ Richard H. Flake
Richard H. Flake
Executive Vice President and Chief Financial Officer